OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM CRIMINAL MATTER INFORMATION FILED

MATTER NAME: 2012 BBPLC - INDIA BRANCH

MATTER DETAIL: THIS IS AN UPDATE TO THE MATTER TITLED "2012 BBPLC - INDIA BRANCH." THE LABOUR INSPECTOR IN NEW DELHI FILED THREE CASES IN FEBRUARY 2012 IN THE COURT OF METROPOLITAN MAGISTRATE, DELHI AGAINST BARCLAYS BANK PLC FOR ALLEGED CONTRAVENTION BY THE BANK OF THE (INDIAN) CONTRACT LABOUR (REGULATION AND ABOLITION) ACT (CLRA), INVOKING SECTIONS 23 AND 24 OF CLRA, WHICH PROVIDE FOR PUNISHMENT AND CONTRAVENTION OF ANY RULES PROHIBITING, RESTRICTING OR REGULATING THE EMPLOYMENT OF CONTRACT LABOUR, OR CONTRIVING ANY CONDITION OF LICENSE GRANTED UNDER CLRA. CONSIDERING THE MINOR NATURE OF THE OFFENCES AND THE TECHNICAL NATURE OF THE ALLEGED BREACHES, THE BANK PAID FINES OF 8,000 INR (AROUND $125 USD) ON OCTOBER 16TH, 2012 IN THE FIRST CASE AND ON NOVEMBER 30TH, 2012 FOR EACH OF THE OTHER TWO CASES. ALL THREE CASES WERE DISPOSED OF ACCORDINGLY. RETAIL BANK – DEBT COLLECTIONS TELE-CALLING. A CRIMINAL COMPLAINT WAS FILED BY MR. SHATRUJIT KAPOOR BEFORE THE COURT OF METROPOLITAN MAGISTRATE, PANCHKULA IN 2010 ALLEGING AN OFFENCE BY BARCLAYS BANK PLC AND ITS OFFICERS IN INDIA UNDER SECTION 66A OF THE INFORMATION TECHNOLOGY ACT 2000. THE COMPLAINANT ALLEGED THAT DESPITE NOT BEING A CUSTOMER OF THE BANK, HE RECEIVED DEBT COLLECTION CALLS BY OR ON BEHALF OF THE BANK OVER AN EIGHTEEN MONTH PERIOD. THE BANK SETTLED THE CASE AMICABLY WITH THE COMPLAINANT, AND CONSEQUENTLY THE COMPLAINT AND THE RELATED PROCEEDINGS WERE QUASHED BY THE HIGH COURT ON FEBRUARY 14TH, 2013.

FILED BY: RYANN1

FILED ON: 5/26/2015 12:11:20 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.